

April __, 2018

Via E-MAIL AND EDGAR

Valerie Lithotomos
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC 20549

Re: N-14 Registration Statements of SCM Trust (the "Trust")

Dear Ms. Lithotomos:

This letter responds to comments provided by the staff of the Division of Investment Management (the "Staff") of the Securities and Exchange Commission in a telephone conversation with you on April 17, 2018 regarding the two N-14 registration statements, as filed with the Commission on March 13, 2018 and each as amended on March 26, 2018, relating to the proposed reorganizations of the European Growth & Income Fund (the "Europe Fund") into the Shelton International Select Equity Fund (the "International Fund"), and of the Shelton Greater China Fund the ("China Fund") into the International Fund. Where applicable, the Trust will be amending each of the N-14 Registration Statements as indicated below.

Please see a summary of your comments below, followed by responses on behalf of the Trust and the Funds.

Europe Fund N-14

1. Comment: Please file a consent of independent auditors as an exhibit in respect of the incorporation by reference of the audited financial statements of the International Fund.

    Response: The consent will be included in the next amendment to the Europe Fund N-14.

2. Comment: Please confirm in a letter response that, as discussed, there are expected to be only immaterial pre-reorganization changes to the portfolio of the Europe Fund made in connection with the reorganization.

    Response. The Trust and Shelton Management Company confirm that only immaterial pre-reorganization changes are planned to the portfolio of the Europe Fund in connection with the reorganization (as opposed to the ordinary course of managing the portfolio in connection with market movements, changes in an issuer's prospects, or other usual investment considerations).

3. Comment: Please provide in a letter response a brief summary of the relationship between SCM Trust and Shelton Funds.

   Response: Shelton Funds and SCM Trust are both open-end management investment companies offering multiple series funds, and are organized, respectively, as a Delaware statutory trust and a Massachusetts business trust.   Shelton Capital Management, the investment adviser to the trusts and the funds, has grown its mutual fund management business for over 30 years (since 1985) to the present total of 16 mutual funds across a variety of fixed income and equity strategies. Shelton Funds was the original trust associated with that advisory business and contains 11 series funds. SCM Trust transitioned to being advised by and associated with Shelton Capital Management in May 2011, when it comprised a single series fund. Four additional funds were brought into the business in 2016 and 2017, through reorganizations into newly created series of SCM Trust. SCM Trust was used for this purpose largely to spread out the operational and accounting workload between the two trusts, which have different fiscal year ends. Both trusts have boards comprised of the same Trustees, and hold joint regular quarterly board meetings and joint audit committee meetings, as circumstances require.

4. Comment: In the response to the Q&A item *Question: Why did the Board approve the Reorganization*, please elaborate on the bullet point disclosures to provide further details about the approval rationale.

   Response. Further information consistent with the disclosures provided in the main body of the prospectus/proxy has been included in response to this item.

5. Comment: In the response to the Q&A item *Question: What happens if the Reorganization is not approved*, please provide additional disclosure about possible outcomes for the future management and organization of the Europe Fund if the Reorganization is not approved.

   Response: The *Answer* has been amended to state:

   If the Reorganization is not approved, the Board will consider other options for the future management and organization of the European Growth and Income Fund. These options may include a continuation of the Fund or the closure and liquidation of the Fund given its size and other factors, such as market conditions. As noted above, the Board considered several factors with respect to future management of the Fund, and determined that the Reorganization is in the best interests of the Fund's shareholders in comparison to alternative potential courses of action, including a continuation of the Fund.

6. Comment: With respect the *Comparison of Fees and Expenses* Table, please disclose that the expense management fee/expense reimbursement with respect to the International Fund will remain in effect until May 1, 2019 if that is the intention that will be reflected in the upcoming May 1, 2018 post-effective amendment to the Trust's registration statement of Form N-1A.

Response: The footnote to the table has been amended to state that the contractual expense management fee/expense reimbursement will remain in effect until May 1, 2019.

7. Comment: Please confirm that any recovery or recapture of previously waived management fees will be consistent with the 2009 Investment Companies Industry Developments Audit Risk Alert ARA-INV.73, in which the SEC Staff noted that recapture of expenses incurred under previous expense cap arrangements is not allowed solely because of an increase in the current year's expense cap. Prior expenses can be recaptured only if the current expense ratio is less than the prior expense cap that was in place when such prior year expenses were waived.

    Response: The Trust and Shelton Capital Management confirm this understanding.

8. Comment: Please provide in a letter response a brief summary of the rationale for why the Funds, and not the investment adviser, are paying for expenses related to the Special Meeting and the Reorganization.

    Response: Unlike reorganizations of funds in connection with a transaction relating to the direct growth of Shelton Capital Management's business, in this case the Board of Trustees of each Fund considered that while the investment adviser recommended the Reorganization, it is intended in the first instance to rationalize these pooled investments for the benefit of the shareholders. The assets of a much smaller Funds, which faced questions of continuing viability, will be reorganized into a larger combined International Fund which has a superior performance record, greater economies of scale, and a similar investment approach towards international investments, although across a wider geography.

9. Comment: Please add disclosure about any significant diminution in shareholder rights as a result of the reorganization.

    Response: A risk factor relating to the theoretical cross-series liability of a Massachusetts business trust compared to a Delaware statutory trust has been added following the portfolio holdings policy disclosure, as follows:

    Massachusetts Business Trust Shareholder Liability. Under Massachusetts law, a shareholder of the International Select Equity Fund could, under certain circumstances, be held personally liable for the obligations of the SCM Trust. There is a remote possibility that in certain circumstances shareholders of one series could be held personally liable for the obligations of a different series. However, SCM Trust's Declaration of Trust provides that no shareholder shall be subject to personal liability in connection with the affairs of the Trust, and that the Trust shall indemnify any shareholder held liable on account of being or having been a shareholder.

10. Comment: Please add a third column to the *Comparison of Fees and Expenses* table which includes the expected fees and expenses of the combined Fund on a pro forma basis.

    Response: The table has been updated as requested to add a third column.

11. Comment: Please add a column to the Capitalization Table for the International Fund prior to the Reorganization.

Response: The requested changes have been made.

12. Comment: Please re-format the comparison of principal investment strategies to a side-by-side presentation.

Response: The requested changes have been made.

13. Comment: Please confirm whether the International Fund primarily invests under normal market conditions at least 80% (or 40%) of its net assets, plus any borrowings for investment purposes, in securities of non-U.S. companies.

Response: The disclosures have been updated and corrected to reflect that the Fund primarily invests under normal market conditions at least 80% of its net assets, plus any borrowings for investment purposes, in securities of non-U.S. companies.

14. Comment: In the Comparison of Performance Tables, please adjust the headings to clearly indicate which table applies to which Fund.

Response: The requested changes have been made.

15. Comment: Please adjust the disclosures in the Comparison of Principal Risks discussion to highlight any material differences in risk profiles notwithstanding the Funds' similar investment approaches.

Response: The requested changes have been made.

16. Comment: Please include disclosures about possible loss of capital loss carry forward benefits in respect of the portfolio investments of the Europe Fund.

Response: The following disclosure has been added in a new section after the Board considerations disclosure section.

Certain Tax Effects of Reorganization on European Growth and Income Fund's Portfolio Investments.

If the European Growth and Income Fund has capital losses that it has carried forward from previous fiscal years at the date of Reorganization, the losses will be carried forward to the International Select Equity Fund to offset future capital gains recognized by the International Select Equity Fund. However, assuming that the Reorganization will result in an "ownership change" as defined in Section 382 of the Code [i.e., the Internal Revenue Code of 1986, as amended], the use of these losses will be limited by an "annual loss limitation amount" as prescribed under Code Section 382. The annual loss limitation amount will be equal to the fair market value of the equity of the European Growth and Income Fund immediately before the Reorganization, subject to certain adjustments, multiplied by a certain interest rate published by the IRS (2.3% for ownership changes

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occurring in April 2018), and will be increased, during the first five years following the Reorganization, by recognized gains that were inherent in the assets of the European Growth and Income Fund, if those inherent gains exceed a certain de minimis amount. In addition, for the first five years following the Reorganization, under Code Section 384, the carryover losses may not be available to offset recognized gains that were inherent in the assets of the International Select Equity Fund at the time of the Reorganization, if those inherent gains exceed a certain de minimis amount.

China Fund N-14

17. Comment: Comments 1-2, and 4-16 above apply to the China Fund N-14. Please provide consistent corresponding responses.

Response: The Trust and Shelton Capital Management hereby make the corresponding consistent responses, and corresponding changes have been made to the China Fund N-14.

18. Comment: In the letter to shareholders, please define the term Greater China rather than referencing the Fund's prospectus.

Response: The requested change has been made.

Should you have any questions concerning the above, please call the undersigned at (303) 228-8983.

Sincerely,

/s/ Gregory T. Pusch

General Counsel (Shelton Capital Management)
& CCO (Trust and Shelton Capital Management)

Cc: Peter H. Schwartz, Esq.
    Davis Graham & Stubbs LLP